ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-216940

DOLLAR GENERAL CORPORATION

PRICING TERM SHEET

March 28, 2017

$600,000,000 3.875% Senior Notes Due 2027

Issuer:	Dollar General Corporation

Expected Settlement Date:	April 11, 2017 (T+10)*

Current Ratings**:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

Final Maturity Date:	April 15, 2027

Principal Amount:	$600,000,000

Coupon:	3.875%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2017

Price to Public:	99.926%, plus accrued interest, if any, from April 11, 2017

Benchmark Treasury:	2.250% U.S. Treasury due February 15, 2027

Benchmark Treasury Price and Yield:	98-18; 2.414%

Spread to Benchmark Treasury:	147 basis points

Yield to Maturity:	3.884%

Make-Whole Call:	T+25 basis points (prior to January 15, 2027)

Par Call:	On and after January 15, 2027 at 100%, plus accrued and unpaid interest to the redemption date

Use of Proceeds:	The Company intends to use the net proceeds of this offering to repay all $500 million outstanding principal amount of its 4.125% Senior Notes due 2017 and for general corporate purposes.

CUSIP and ISIN:	CUSIP: 256677 AE5 ISIN: US256677AE53

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:

J.P. Morgan Securities LLC

Mizuho Securities USA Inc.

BBVA Securities Inc.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

Regions Securities LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Capital One Securities, Inc. KeyBanc Capital Markets Inc.

*Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next six business days will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Citigroup Global Markets Inc. at (800) 831-9146; Goldman, Sachs & Co. at (201) 793-5170; Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322; U.S. Bancorp Investments, Inc. at (877) 558-2607; or Wells Fargo Securities, LLC at (800) 326-5897.